UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 13, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

New Proxy Form for the 2018 Third Extraordinary General Meeting

I/We                                                                                                                                                                                                      (Note 1), H Shares shareholder account number (if applicable):                                                                                                                , address:                                                                                                                                                                                          (Note 1), hold                                                                               H shares (Note 2) of China Eastern Airlines Corporation Limited (the “Company”) and hereby appoint the chairman of the 2018 third extraordinary general meeting of the Company (the “EGM”) or Mr./Ms.                                                           of address:                                                               (Note 3), to represent me/us to attend the EGM to be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二 樓 四 季 廳 ), No. 368 Yingbin (1) Road, Shanghai, the People’s Republic of China, at 9:00 a.m. on Thursday, 30 August 2018 and any adjournment thereof and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company’s notice of the EGM (the “Notice”) and the supplemental notice of the EGM of the Company (the “Supplemental Notice”). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

Note:

Shareholders should read the contents of the relevant resolutions contained in the Notice and the Supplemental Notice carefully before exercising your vote on the below resolutions. Capitalised terms defined herein should have the same meaning as ascribed to them in the Notice and the Supplemental Notice.

RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
1	Ordinary resolution: “THAT, to consider and approve the “Fulfilment of conditions of the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.”
2.00	Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares and the non-public issuance of H shares to specific subscribers by China Eastern Airlines Corporation Limited”(Note 12)” (Each part of this resolution shall be decided by voting in sequence.)
2.01	Type and nominal value of A shares to be issued
2.02	Method of issuance of A shares
2.03	Method of subscription of A shares
2.04	Price benchmark date, pricing principles and issue price of A shares
2.05	Subscribers of A shares and number of A shares to be issued
2.06	Use of proceeds of A shares
2.07	Lock-up period of A shares
2.08	Place of listing of A shares
2.09	Arrangement of accumulated undistributed profits before non-public issuance of A shares
2.10	Validity period of the resolution of non-public issuance of A shares
2.11	Type and nominal value of H shares to be issued
2.12	Method of issuance of H shares
2.13	Method of subscription of H shares
2.14	Price determination date, pricing principles and issue price of H shares
2.15	Subscribers of H shares and number of H shares to be issued
2.16	Use of proceeds from H shares
2.17	Lock-up period of H shares
2.18	Place of listing of H shares
2.19	Arrangement of accumulated undistributed profits before non-public issuance of H shares
2.20	Validity period of the resolution of non-public issuance of H shares
2.21	Relationship between the non-public issuance of A shares and the non-public issuance of H shares
3	Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.”
4	Ordinary resolution: “THAT, to consider and approve the “Explanation on the previous use of proceeds”.”
5	Special resolution: “THAT, to consider and approve the “Feasibility report on the use of proceeds from the non-public issuance of A shares by China Eastern Airlines Corporation Limited”.”
6	Special resolution: “THAT, to consider and approve the “Conditional share subscription agreement of the non-public issuance signed with specific subscribers”.”

RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
7	Special resolution: “THAT, to consider and approve the “Connected transactions involved in the non-public issuance of A shares and the non- public issuance of H shares”.”
8	Ordinary resolution: “THAT, to consider and approve the “Dilution of current returns by the non-public issuance, remedial measures and undertakings by controlling shareholders, directors and senior administrative officers in respect of the measures”.”
9	Ordinary resolution: “to consider and approve the “Plan of shareholder return for the next three years (2018–2020) of China Eastern Airlines Corporation Limited”.”
10	Special resolution: “THAT, to consider and approve the “Authorization to the board of directors and its authorized persons to amend relevant provisions of the articles of association upon the completion of the non-public issuance of A shares and the non-public issuance of H shares”.”
11	Special resolution: “THAT, to consider and approve the “Proposal to authorize the board of directors and its authorized persons to proceed with relevant matters in respect of the non-public issuance of A shares and the non-public issuance of H shares in their sole discretion”.”
12	Special resolution: “THAT, to consider and approve the “Amendments to certain provisions of the articles of association”.”
13	Special resolution: “THAT, to consider and approve the “Amendments to certain provisions of the rules for the meeting of the board of directors”.”
14	Special resolution: “THAT, to consider and approve the “Amendments to certain provisions of the rules for the meeting of the supervisory committee”.”
15	Ordinary resolution: “THAT, to consider and approve the “Election of Lin Wanli as an independent non-executive director of the eighth session of the board of directors of the Company”.”
16	Ordinary resolution: “THAT, to consider and approve the “Election of Li Jinde as a shareholder representative supervisor of the eighth session of the supervisory committee of the Company”.”

Signature(s): (Note 6)	Date:

Notes:

1.	Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).
2.	Please fill in the number of shares registered in your name(s). If such number is not provided, this new proxy form will be deemed to relate to all the shares registered in your name(s).
3.

If you wish to appoint someone other than the chairman of the EGM, please delete the words “the chairman of the EGM or” and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies of his/her own choice for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company’s shareholder(s). Any changes on this new proxy form must be duly authenticated by the signature of the signer of this new proxy form.

4.

IMPORTANT: If you would like to vote for the resolution, please put a tick (“☐”) in the appropriate box marked “Agree”. If you would like to vote against the resolution, please put a tick (“☐”) in the box marked “Disagree”. If you would like to abstain from voting the resolution, please put a tick (“☐”) in the box marked “Abstain”. In the absence of any instruction, the proxy may vote at his/her discretion.

5.

This new proxy form must bear the signature of the entrustor. In the event that the shareholder is a company or an institution, the new proxy form must bear the company chop of that company or institution.

6.

This new proxy form must be duly signed by the appointer or his attorney. If this new proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of the H Shares, the notarially certified power of attorney or other documents of authorisation and new proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time scheduled (the “Closing Time”) for the holding of the EGM in order for such documents to be considered valid.

7.

IMPORTANT: If you have not yet lodged the old proxy form which was sent to you together with the Notice (the “Old Proxy Form”) with the Company’s registrar, you are requested to lodge this new proxy form if you wish to appoint proxies to attend the EGM on your behalf. In this case, the Old Proxy Form should not be lodged with the Company’s registrar.

8.	IMPORTANT: If you have already lodged the Old Proxy Form with the Company’s registrar, you should note that:
(i)

If this new proxy form is not lodged with the Company’s registrar, the Old Proxy Form will be treated as a valid proxy form lodged by you if correctly completed. The proxy so appointed by you will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the EGM other than those referred to in the Notice and the Old Proxy Form, including the newly added resolution as set out in the Supplemental Notice.

(ii)

If you have lodged this new proxy form with the Company’s registrar before the Closing Time as mentioned in point 6 above, this new proxy form will revoke and supersede the Old Proxy Form previously lodged by you. This new proxy form will be treated as a valid proxy form lodged by you if correctly completed.

(iii)

If this new proxy form is lodged with the Company’s registrar after the Closing Time as mentioned in point 6 above, this new proxy form will be invalid. However, it will revoke the Old Proxy Form previously lodged by you, and any vote that may be cast by the purported proxy (whether appointed under the Old Proxy Form or this new proxy form) will not be counted in any poll which may be taken on a proposed resolution. Accordingly, you are advised not to lodge this new proxy form after the Closing Time as mentioned in point 6 above. If you wish to vote at the EGM, you will have to attend in person and vote at the EGM.

You are reminded that completion and delivery of the Old Proxy Form and/or this new proxy form will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.

9.	If more than one proxy has been appointed by any shareholders of the Company, such proxies shall not vote at the same time.
10.	If a proxy attends the EGM, appropriate identification documents must be produced.
11.	The Company reserves the right to treat any proxy form which has been incorrectly completed in some manner which (at its absolute discretion) is not material as being valid.
12.

Vote of “Agree”, “Disagree” or “Abstain” under this row of resolution shall be deemed as votes of “Agree”, “Disagree” or “Abstain” to all sub-resolutions under that resolution. If there is inconsistency between the votes of the sub-resolutions and the vote of this row of resolution by shareholders, the latter shall prevail.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the meeting of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us and to such parties who are authorised by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. You/your proxy (or proxies) has/have the right to request access to and/or correction of the relevant personal data in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to the Company/Hong Kong Registrars Limited at the above address.